O’Neill Law Group PLLC Stephen F.X. O’Neill* Christian I. Cu** Conrad Y. Nest*	435 Martin Street, Suite 1010 Blaine, WA 98230 Telephone: 360-332-3300 Facsimile: 360-332-2291 E-mail: cic@stockslaw.com

File #4279

September 20, 2006

VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, North East
Mail Stop 3561
Washington, D.C. 20549

Attention:	Goldie B. Walker,
Office of Emerging Growth Companies

Dear Sirs:

RE:	AZTEK VENTURES INC. (the “Company”)
	-	File Number 333-133295
	-	Registration Statement on Form SB-2
	-	Original filed April 13, 2006
	-	Amendment No. 1 filed July 11, 2006
	-	Amendment No. 2 filed August 18, 2006

We write on behalf of Aztek Ventures Inc. in response to your comment letter dated August 25, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a third amended Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

VANCOUVER OFFICE: O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Goldie B. Walter, Division of Corporation Finance

COMMENT

1.

WE HAVE CONSIDERED THE REVISED DISCLOSURE IN THE FORM SB-2 AMENDMENT FILED AUGUST 18, 2006 AND THE CORRESPONDENCE ACCOMPANYING THE AMENDMENT. AS REQUESTED IN OUR LAST LETTER, PLEASE PROVIDE THE DISCLOSURE REQUESTED BY PARTS (A) AND (C) OF COMMENT 1 OF OUR INITIAL LETTER. REGARDING PART (B) OF THAT COMMENT, PLEASE ADD DISCLOSURE TO THE PROSPECTUS TO EXPLAIN WHY AZTEK IS NOT A BLANK CHECK COMPANY AS DEFINED BY RULE 419. IN THIS REGARD, IF THE REVERSE MERGER ACTIVITIES OF THE OTHER REPORTING COMPANIES ARE NOT RELEVANT TO AZTEK AND ITS FUTURE CONDUCT, PLEASE ADD DISCLOSURE TO INDICATE THIS AND EXPLAIN WHY.

In response to this comment, the Company has added additional disclosure to the Amended Form SB-2, disclosing that some of the selling stockholders have, in the past, invested in companies that have undergone business combination activities and that the Company is not a “blank check company” as defined by Rule 419 under the Securities Act. The additional disclosure can be found on Pages 10 and 17 of the Amended Form SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Christian I. Cu"

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Aztek Ventures Inc.
Attention: Curt White, President